United States securities and exchange commission logo





                             November 17, 2021

       Craig E. Barnett
       Chairman and Chief Executive Officer
       Pearl Holdings Acquisition Corp
       757 Third Avenue, 26th Floor
       New York, NY 10017

                                                        Re: Pearl Holdings
Acquisition Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
22, 2021
                                                            CIK No. 0001856161

       Dear Mr. Barnett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors
       There have been and may in the future be changes to the accepted accounting for SPACs, which may impact the market price, page 69

   1.                                                   We note your new risk
factor that there were changes to the    accepted accounting for
                                                        SPACs" and your
reference to how such changes could result in the recognition of accounting errors in
previously issued financial statements. Please tell us what    accepted
                                                        accounting for SPACs
means and how it relates to (1) the requirements in Regulation S-
                                                        X that the financial
statements must be prepared in accordance with generally accepted accounting principles
in the U.S. (   U.S. GAAP   ), and (2) your financial statements and
                                                        related audit opinion
that state your financial statements were prepared in accordance with
                                                        U.S. GAAP. In addition,
address how    a change    in accounting could result in an
 Craig E. Barnett
Pearl Holdings Acquisition Corp
November 17, 2021
Page 2
       accounting error when the U.S. GAAP definition of an    accounting
change    explicitly
       scopes out    the correction of an error in previously issued financial
statements.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.



                                                            Sincerely,
FirstName LastNameCraig E. Barnett
                                                            Division of
Corporation Finance
Comapany NamePearl Holdings Acquisition Corp
                                                            Office of Energy &
Transportation
November 17, 2021 Page 2
cc:       P. Michelle Gasaway
FirstName LastName